EXHIBIT 99.1

Stantec acquires Netherlands-based Driven by Values, enhancing energy transition capabilities

EDMONTON, Alberta and NEW YORK, Nov. 03, 2021 (GLOBE NEWSWIRE) -- TSX, NYSE:STN

Stantec, a global leader in sustainable design and engineering, has deepened its energy transition expertise in the Netherlands with the acquisition of Driven by Values. The 28-person engineering and consulting firm is a trusted partner for governmental and utility clients navigating the transition toward sustainable energy generation, sustainable building design, energy infrastructure upgrades, sustainable district heating networks, and e-mobility. Financial terms of the transaction were not disclosed.

“Known as a pioneer in the energy transition sector, Driven by Values reflects Stantec’s commitment to designing with community in mind by delivering creative solutions and meaningful stakeholder engagement. In addition to expanding our presence in the Netherlands, Driven by Values enhances our ability to support commercial and government clients through policy development and the application of innovative tools designed for the full energy transition cycle,” said Pieter van der Zwet, Stantec’s Regional Leader for Continental Europe. “This acquisition creates exceptional opportunities for our team both locally and across the European Union, which aims to achieve climate neutrality by 2050.”

With offices in Eindhoven and Sittard, Driven by Values has built a strong presence across the country’s southeastern region. The firm brings a proven track record of success consulting public and private clients on the most effective methods to navigate the energy transition and manage change. By leveraging cutting-edge knowledge and proprietary tools, the team effectively engages with impacted communities and stakeholders.

“Our partnership with Stantec provides an incredible opportunity to expand the impact of our tools and services in a global context, where the need to manage emissions has increased in urgency,” said Dennis Fokkinga, Managing Partner of Driven by Values. “With shared values related to sustainable community-centric development, we are confident that this strategic alignment will deliver great value to our employees, clients, and the communities we serve.”

Recent Driven by Values projects in the Netherlands include:

  Guidance for Netbeheer Nederland, the national organization of Dutch electricity and gas network operators, in the search for sustainable gas solutions. The Driven by Values team has helped develop a Roadmap Hydrogen research agenda, which is being used as a steering tool to facilitate the transport and distribution of hydrogen.

  Development of an energy transition vision for Stein, a municipality in the country’s southeast region. Stein is one of many municipalities that Driven by Values supports across the country in the development of programs to fulfill the EU’s vision for climate neutrality by 2050.

  Policy development and implementation guidance for large-scale solar and wind energy projects in the municipality of Echt-Susteren. As part of the program, the Driven by Values team established a framework and roadmap for wind energy and is supporting development preparations for solar parks and wind turbines.

  Game simulations for energy transition education and awareness for the municipality of Maastricht. Over 1,500 municipal employees, residents, stakeholders, and grid administrators have participated in Driven by Values’ physical and virtual inspiration sessions and custom game simulations over the past two years. For Maastricht, the Climate Chase Game was used to create awareness with political leaders about the necessary steps toward energy neutrality, as well as the choices between energy saving, local energy generation, and switching to sustainable heat.

The acquisition of Driven by Values advances Stantec’s strategic growth plan in the Netherlands. Late last year, the firm acquired AGEL adviseurs, increasing the total number of employees based in the Netherlands to 320.

A leader in the energy transition—locally and globally

Stantec is creating a sustainable future by transforming the energy market. Contributing to the company’s focus on the energy transition as outlined within its Strategic Plan, Stantec’s portfolio includes large scale energy storage projects like the Gregory County Pumped Storage feasibility study in the United States; the completed Gull Bay First Nations Diesel Offset Microgrid in Canada; and the recently awarded “EU leading the Global Energy Transition” project in Europe. To learn more, visit: www.stantec.com/en/markets/energy-transition

About Stantec

Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That's why at Stantec, we always design with community in mind.

We care about the communities we serve—because they're our communities too. This allows us to assess what's needed and connect our expertise, to appreciate nuances and envision what's never been considered, to bring together diverse perspectives so we can collaborate toward a shared success.

We're designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Media Contacts
Danny Craig
Stantec Media Relations
Ph (949) 923-6085
danny.craig@stantec.com

Dennis Fokkinga
Driven by Values
Ph +31 6 4625 7100
d.fokkinga@d-bv.nl

Investor Relations Contact
Tom McMillan
Stantec Investor Relations
Ph (780) 917-8159
tom.mcmillan@stantec.com

To subscribe to Stantec’s email news alerts, please fill out the subscription form, which is available on the Contact Information page of the Investors section at Stantec.com.

Design with community in mind